                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM T-3/A
                                Amendment No. 3

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939


                            SOUTHWEST ROYALTIES, INC.
                               (Name of Applicant)

                              407 North Big Spring
                              Midland, Texas 79701
                    (Address of Principal Executive Offices)

                        SECURITIES TO BE ISSUED UNDER THE
                            INDENTURE TO BE QUALIFIED

     TITLE OF CLASS                                     AMOUNT
Senior Secured Notes due 2004               Up to $60,000,000 aggregate
                                            principal amount at maturity

APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: April 12, 2003

NAME AND ADDRESS OF AGENT FOR SERVICE:      WITH COPIES SENT TO:
Bill E. Coggin                              J. Porter Durham, Jr., Esq.
Southwest Royalties, Inc.                   Baker, Donelson, Bearman & Caldwell
407 North Big Spring                        1800 Republic Centre
Midland, Texas 79701                        633 Chestnut Street
                                            Chattanooga, Tennessee  37450-1800

Item 3(b): To the Company's knowledge, upon consummation of the Exchange Offer, assuming 100% of the aggregate principal amount of the Old Notes is tendered, the following entities will be affiliates of the Company: Franklin Mutual Advisors, LLC, will be an affiliate of the Company with an ownership interest of approximately 29.9% of the Company; Alliance Capital Management Corporation will be an affiliate of the Company with an ownership interest of approximately 14.2% of the Company; Credit Suisse Asset Management, LLC will be an affiliate of the Company with approximately 15.6% ownership of the Company; Regiment Capital Management LLC, through itself and entities it controls, will be an affiliate of the Company with approximately 16.3% ownership of the Company; and Southwest Royalties Holdings, Inc. will be an affiliate of the Company with an ownership interest of approximately 10% of the Company.

Item 5(b): To the Company's knowledge, as of the date of consummation of the Exchange Offer, assuming 100% of the aggregate principal amount of the Old Notes is tendered, the following table sets forth certain information with respect to ownership of the Company's voting securities by persons whom the Company reasonably believes will own 10% or more of any class of voting securities.

                                          TITLE OF               AMOUNT          % OF VOTING
NAME/ADDRESS/1/                         CLASS OWNED               OWNED        SECURITIES OWNED
Southwest Royalties Holdings, Inc.     Common Stock              100,000              10%
407 North Big Spring
Midland, Texas 79701

Franklin Mutual Advisers, LLC          Class A Common Stock      299,116             29.9%
51 John F. Kennedy Parkway
Short Hills, NJ  07078

Alliance Capital Management            Class A Common Stock      141,882             14.2%
  Corporation
1345 Avenue of the Americas
New York, NY  10105

Credit Suisse Asset                    Class A Common Stock      156,434             15.6%
  Management, LLC
466 Lexington Avenue
New York, NY  10017

Regiment Capital                       Class A Common Stock      162,619/2/          16.3%
  Management, LLC
70 Federal Street
Boston, MA   02110

(1) To the Company's knowledge, except as otherwise indicated herein, the persons named in the table have sole voting investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) Includes shares held by entities of which Regiment Capital Management exercises control.

Item 7(d): Upon the closing of the Exchange, the Company will have the following outstanding voting securities: Common Stock and Class A Common Stock.

Each Class A Common Share has one vote on all matters on which stockholders are entitled or permitted to vote and has equivalent rights to the holders of Common Stock, except with rights with respect to the election of directors. While any shares of the Class A Common Stock remain outstanding, the beneficial owners of the shares of Class A Common Stock are entitled to elect six representatives to the Company's board of directors, the total number of directors being set at seven under the Amended and Restated Certificate of Incorporation.

Each share of Common Stock entitles its holder to one vote on all matters upon which the Company stockholders are entitled or permitted to vote; provided, however, holders of shares of Common Stock are entitled to elect one of the seven members to the Board of Directors.

There currently are no shares of Company preferred stock outstanding. The Company's Amended and Restated Certificate of Incorporation provides that the board of directors may authorize the issuance of one or more series of preferred stock having such rights, including voting, conversion and redemption rights, and such preferences, including dividend and liquidation preferences, as the board may determine without any further action by the stockholders of the Company.

Holders of Special Shares are not entitled to vote.

Item 9(c): The following exhibits are hereby filed with this amendment, in addition to those previously filed as part of the statement of eligibility and qualification of the trustee:

     Exhibit T3A(1) Revised Form of Amended and Restated Certificate of Incorporation

     Exhibit T3E(1)(b) Second Supplement to the Offer to Exchange and Consent Solicitation Statement


                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Southwest Royalties, Inc., a corporation organized and existing under the laws of State of Delaware, has duly caused this Amended Application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Midland, and State of Texas on the 4th day of April, 2002.

                         SOUTHWEST ROYALTIES, INC.


                         By: /s/ H.H. Wommack, III
                            --------------------------------------------------
                                  Name:    H.H. Wommack, III
                                  Title:   President and Chief
                                           Executive Officer

Attest:


/s/ Bill E. Coggin
---------------------------
Name: Bill E. Coggin
Title: Vice President and Chief Financial Officer

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                                  EXHIBIT INDEX

Additional Exhibits filed with this amendment:

Exhibit                Description
-------                -----------
Exhibit T3A(1)         Revised Form of Amended and Restated Certificate of
                       Incorporation

Exhibit T3E(1)(b)      Second Supplement to Offer to Exchange and Consent
                       Solicitation Statement







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